September 6, 2013

VIA ELECTRONIC SUBMISSION

Michelle Roberts
Senior Attorney
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington D.C. 20549-8629

RE:    Principal Life Insurance Company Variable Life Separate Account (811-05118)
Principal Executive Variable Universal Life II (“EVUL II”) (File No. 333-149215)
Post-Effective Amendment No. 6

Dear Ms. Roberts:

This letter responds, on behalf of Principal Life Insurance Company Variable Life Separate Account (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), which you communicated to me by telephone conversation on August 30, 2013, with respect to the post-effective amendment number 6 to the Registrant's registration statement for EVUL II on Form N-6 (the “Amendment”), filed with the Commission on July 19, 2013, pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the Act.

General Comment

Comment 1: Please confirm in correspondence that all material state variations have been disclosed in the prospectus.

Response: Registrant has reviewed the prospectus and added brief language in several sections in order to assure that such is the case and hereby makes the requested confirmation. The effected sections are those addressing (i) the Enhanced Cash Surrender Value Rider, (ii) Suicide, (iii) Policy Loans, and (iv) the subsections of the Policy Termination and Reinstatement section describing the Minimum Required Premium and Reinstatement

Prospectus

Comment 1: To the extent that the amendments that will be effective on January 1, 2014, are reflected in disclosure materials dated and used prior to that date, please address our “fire sale” concern.

Response: EVUL II is marketed exclusively to the corporate-owned life insurance market, a market that involves case closing periods of from 6 to 9 months. As a result, disclosure documents for EVUL II need to reflect amendments sufficiently in advance of their effective date so that the marketing of the amended product allows for that lengthy closing schedule. The prospectus will retain its May 1, 2013, date, and the amendments will be reflected in a prospectus supplement.

Comment 2: Please add a statement to the Summary of Benefits and Risks section to the effect that any guarantees that exceed the value in the separate account are paid from the insurer's general account (and not from the separate account) and are therefore subject to the insurer's financial strength and claims-paying ability and long-term ability to make such payments.

Response: We have added language regarding general account financial strength and claims-paying ability, which language is consistent with that we have used with other products.

Comment 3: In connection with changes made to the definition of “net amount at risk”, which changes removed a specific number and replaced it by referring the customer to the death benefit discount rate as disclosed in the policy, please provide a glossary definition for the term “death benefit discount rate” which reflects whether that is a specific or calculable number. In addition, please explain how this change affects policies issued prior to January 1, 2014.

Response: In lieu of providing an additional glossary definition, we have modified the changes being made to the definition of “net amount at risk” so as to reflect that the concept “death benefit discount rate” is a specific, calculable number. This change will not affect policies issued prior to January 1, 2014.

Comment 4: The prospectus language regarding full surrenders currently reserves to the insurer the right to require that the policy be returned to it prior to payment of the surrender value. Given that, how are situations in which the policy is lost or destroyed or otherwise unavailable handled?

Response: In such situations, the policy owner is required to supply prior to payment a certificate to the effect that the policy is lost, destroyed or otherwise unavailable.

Comment 5: Please correct the monthly policy issue charge as reflect in the first chart in the Summary: Fee Tables section so that it conforms to the textual description of that change in the Charges and Deductions: Monthly Policy Issue Charge section.

Response: This correction has been made.

Comment 6: Please change the single asterisk in The Fixed Account section to a double asterisk for purposes of clarity.

Response: That revision has been made.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we understand that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Clint Woods

Clint Woods
Associate General Counsel
711 High Street
Des Moines, IA 50392
(515) 247-5461
woods.clint@Principal.com